Exhibit 99.3

Intellipharmaceutics Announces Second Quarter 2015 Results

Toronto, Ontario July 13, 2015 – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I) (“Intellipharmaceutics” or the “Company”),  a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2015.  All dollar amounts referenced herein are in United States dollars unless otherwise noted.

During the three months ended May 31, 2015, the Company continued with its conservative approach to cash management while still focusing principally on the development of its specialty drug product candidates RexistaTM Oxycodone XR and RegabatinTM XR. The Company’s near term funding requirements also benefited from the recent United States Food and Drug Administration (“FDA”) notification received by the Company that Phase III studies for RexistaTM Oxycodone XR will not be required if bioequivalence to an existing branded drug Oxycontin® is demonstrated. Nonetheless, in order to continue with its specialty drug products development plan, the Company is continuing to seek sources of additional capital.

 Revenue related to the Company’s license and commercialization agreement with Par Pharmaceutical, Inc. (“Par”) in the three months ended May 31, 2015 was $1.2 million versus $1.4 million in the three months ended May 31, 2014. As the first-filer for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par.  The slightly higher revenue in the second quarter of 2014 was in large part a result of the commercial sales occurring in the early stages of marketing the product in those strengths during an exclusivity period. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength.  Consequently, we faced four generic competitors, and to a lesser extent, a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. In the three months ended May 31, 2014, we also recorded milestone revenue of $108,320 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or having only one generic competitor. Revenue under the Par Agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales.

Research and development (“R&D”) expenditures in the three months ended May 31, 2015 decreased to $1.6 million compared to $3.4 million in the three months ended May 31, 2014, primarily due to a decrease in stock-based compensation for R&D employees and reduced spending for R&D activities associated with our 505(b)(2) specialty drug product candidates (RexistaTM Oxycodone XR and RegabatinTM XR) and the U.S. dollar strengthening by 12% versus the Canadian dollar (local salaries are paid in Canadian funds) relative to the prior period. After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the three months ended May 31, 2015, were lower by $0.6 million compared to the prior period. This is primarily due to the fact that during the three months ended May 31, 2014 we incurred increased expenses on furthering the development of several generic and New Drug Application (“NDA”) 505(b)(2) product candidates, and paid bonuses to certain R&D management employees, compared to the three months ended May 31, 2015 when no bonuses were paid.

Selling, general and administrative expenses for the three months ended May 31, 2015 decreased to $1.0 million versus $1.1 million in the three months ended May 31, 2014.  Expenditures for selling, general and administrative expenses were lower by $0.1 million during the 2015 period, primarily due to strengthening of the US dollar by 12% versus the Canadian dollar in the first quarter of 2015, relative to the prior period. In particular, the stronger US dollar had a positive impact on wages and salaries (paid in Canadian dollars), partially offset by higher administrative and marketing costs.

The Company recorded net loss for the three months ended May 31, 2015 of $1.5 million or $0.06 per diluted common share, compared with a net loss of $3.1 million or $0.14 per common share for the three months ended May 31, 2014.  The net loss for the three months ended May 31, 2015, is $1.6 million lower than the comparable prior period primarily due to reduced stock-based compensation and bonus expense, and tighter overall cost control.  During the three months ended May 31, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.  During the three months ended May 31, 2014, the net loss is attributed to increased R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to executive officers, salary increases to certain non-management employees, partially offset by licensing revenue and milestone revenue.

The Company had cash of $3.0 million as at May 31, 2015 compared to $4.2 million as at February 28, 2015. The decrease in cash during the three months ended May 31, 2015 is mainly a result of lower payments received from the commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, an increase in cash flows provided from financing activities which are mainly from common share sales under the Company’s at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment.

For the three months ended May 31, 2015, net cash flows used in operating activities decreased to $1.2 million as compared to net cash flows provided from operating activities for the three months ended May 31, 2014 of $0.9 million. The May 31, 2015 decrease was primarily due to lower cash receipts relating to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. The increase in cash during the three months ended May 31, 2014 is mainly a result of the cash flows provided from operating activities which are from an increase in the licensing revenue and milestone revenue, an increase in cash flows provided from financing activities which are mainly from common share sales under the Company’s at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment.

For the three months ended May 31, 2015, net cash flows provided from financing activities of $0.1 million related principally to the at-the-market issuances of 82,700 of our common shares sold on NASDAQ for gross proceeds of $0.2 million and net proceeds of $0.2 million, and to the exercise of options, partially offset by capital lease and financing cost payments.  For the three months ended May 31, 2014, net cash flows provided from financing activities of $1.0 million related principally to at-the-market issuances of 377,400 of our common shares sold on NASDAQ for gross proceeds of $1.6 million and net proceeds to us of $1.6 million.

Corporate Highlights

•
In March 2015, the Company reported that the FDA had accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for its once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the United States at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule.  Regabatin™ XR is based on the Company’s controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, the Company plans to submit an Investigational New Drug Application (“IND”) in the third quarter of 2015, although no assurance to this effect can be given.

•
In May 2015, the Company announced that the FDA had provided the Company with notification regarding its IND submission for Rexista™ Oxycodone XR (Abuse Deterrent oxycodone hydrochloride) extended release tablets indicating that the Company will not be required to conduct Phase III studies if bioequivalence to Oxycontin® is demonstrated.  The Company believes, in light of previously announced results of the three definitive Phase I pharmacokinetic trials, that it will not be required to conduct Phase III studies, although no assurance to that effect can be given.  The Company believes the FDA notification is significant as it provides a basis for an accelerated development plan for its Rexista™ Oxycodone XR product candidate, without the need for more costly and time consuming Phase III studies. The Company intends to file an NDA for Rexista™

Oxycodone XR (Abuse Deterrent oxycodone hydrochloride) extended release tablets with the FDA within the next 6 to 12 months, although no assurance to this effect can be given.

•
In May 2015, the Company announced that the FDA had reviewed the Company’s request for Fast Track designation for its abuse deterrent Rexista™ Oxycodone XR (Oxycodone HCl) extended-release tablets development program incorporating its Paradoxical OverDose Resistance Activating System (“PODRAS™”) and had concluded that it meets the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ Oxycodone XR thereby making it available to patients earlier than would be traditionally possible.

•
In June 2015, the Company announced that the FDA had indicated that the Company’s tentatively-approved strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules would have to meet newly-imposed conditions for bioequivalence prior to receiving final approval. The strengths affected were 5 mg, 10 mg, 20 mg and 40 mg. The already-approved 15 mg and 30 mg strengths now in the market were not affected. In July 2015, the FDA indicated to the Company that it had rescinded its previous requirement that the Company meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the Company’s tentatively-approved strengths of generic Focalin XR®. The Company is not aware of any further action required of it in respect of its ANDA for its tentatively-approved strengths. The Company is therefore hopeful that the FDA will shortly grant final approval for the 5 mg strength which is no longer subject to the six months of market exclusivity accorded to the first-filer of an ANDA.

There can be no assurance that the Fast Track designation for RexistaTM Oxycodone XR will translate to a faster development and review process with the FDA, that our tentatively-approved strengths of generic Focalin XR® will be granted final FDA approval or sold commercially, that we will be successful in submitting any additional ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or any future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™ Oxycodone XR, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development (“R&D”) emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™.  The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, and difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three months ended May 31, 2015 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com  and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31,	November 30,
	2015	2014
	$	$

Assets
Current
Cash	3,029,721	4,233,975
Accounts receivable	720,496	1,011,133
Investment tax credits	372,024	324,986
Prepaid expenses, sundry and other assets	339,503	414,663
	4,461,744	5,984,757

Deferred offering costs	504,110	271,381
Property and equipment, net	1,676,416	1,618,897
	6,642,270	7,875,035

Liabilities
Current
Accounts payable	1,319,419	668,069
Accrued liabilities	504,702	675,487
Employee costs payable	192,580	181,204
Current portion of capital lease obligations	20,819	21,449
Deferred revenue	150,000	-
Convertible debenture	1,481,824	1,377,302
	3,669,344	2,923,511

Capital lease obligations	28,091	42,160
	3,697,435	2,965,671

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,624,311 common shares	19,465,015	18,941,067
(2014 - 23,456,611)
Additional paid-in capital	31,053,383	31,119,930
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(47,857,984)	(45,436,054)
	2,944,835	4,909,364
Contingencies
	6,642,270	7,875,035

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss

(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2015	May 31, 2014	May 31, 2015	May 31, 2014

	$	$	$	$

Revenue
Licensing	1,268,245	1,370,622	2,407,930	5,805,847
Milestone	-	108,320	-	354,153
	1,268,245	1,478,942	2,407,930	6,160,000

Expenses
Research and development	1,593,753	3,362,837	2,612,075	4,720,283
Selling, general and administrative	964,147	1,095,548	1,848,102	2,102,265
Depreciation	88,359	86,182	173,033	157,789
	2,646,259	4,544,567	4,633,210	6,980,337

Loss from operations	(1,378,014)	(3,065,625)	(2,225,280)	(820,337)
Net foreign exchange (loss) gain	(7,105)	(266)	23,097	38,034
Interest income	17	1,262	17	1,388
Interest expense	(122,168)	(75,646)	(219,764)	(157,925)
Net loss and comprehensive loss	(1,507,270)	(3,140,275)	(2,421,930)	(938,840)

Loss per common share, basic and diluted	(0.06)	(0.14)	(0.10)	(0.04)

Weighted average number of common
shares outstanding, basic and diluted	23,558,387	23,231,492	23,516,683	22,761,137

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2015	May 31, 2014	May 31, 2015	May 31, 2014
	$	$	$	$

Net loss	(1,507,270)	(3,140,275)	(2,421,930)	(938,840)
Items not affecting cash
Depreciation	88,359	86,182	173,033	157,789
Stock-based compensation	25,655	1,460,061	51,167	1,466,598
Deferred shared units	9,448	3,883	17,246	13,064
Accreted interest on convertible debt	53,217	28,128	104,523	55,703
Unrealized foreign exchange gain	(23,673)	(80,190)	(41,409)	(162,808)

Change in non-cash operating assets & liabilities
Accounts receivable	(301,623)	1,713,807	290,637	99,472
Investment tax credits	9,588	(97,362)	(47,037)	(160,089)
Prepaid expenses, sundry assets and other assets	(34,480)	(140,249)	75,160	(119,616)
Accounts payable and accrued liabilities	530,417	1,084,980	370,701	724,816
Deferred Revenue	-	-	150,000	-
Cash flows (used in) from operating activities	(1,150,362)	918,965	(1,277,909)	1,136,089

Financing activities
Repayment of due to related party	-	(739,208)	-	(739,208)
Repayment of capital lease obligations	(4,580)	(13,116)	(14,699)	(27,537)
Issuance of common shares on at-the-market financing	252,212	1,627,659	252,212	6,571,673
Proceeds from issuance of shares on exercise of warrants	-	300,000	-	462,500
Issuance of common shares on option exercise	-	82,240	159,267	111,975
Offering cost	(137,738)	(294,601)	(137,738)	(723,843)
Cash flows from financing activities	109,894	962,974	259,042	5,655,560

Investing activity
Purchase of property and equipment	(153,894)	(217,319)	(185,387)	(282,879)
Cash flows used in investing activities	(153,894)	(217,319)	(185,387)	(282,879)

(Decrease) increase in cash	(1,194,362)	1,664,620	(1,204,254)	6,508,770
Cash, beginning of period	4,224,083	5,604,736	4,233,975	760,586

Cash, end of period	3,029,721	7,269,356	3,029,721	7,269,356

Supplemental cash flow information
Interest paid	45,339	78,607	89,692	122,960
Taxes paid	-	-	-	-

Company Contact :

Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com

Investor Contact:

ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com